Notice of Grant of Warrants
 and Warrant Agreement

Miravant Medical Technologies: Warrants

ID: 77-0222872
336 Bollay Drive
Santa Barbara, CA  93117

Joseph E. Nida
Option Number: [NUMBER]

Plan: CONS

Nida & Maloney
800 Anacapa Street
Santa Barbara, CA  93101

ID: NIDAJO

Effective [DATE], you have been granted a(n) Non-Qualified Stock Option to buy [# of SHARES] shares of Miravant Medical Technologies: Warrants (the Company) stock at [$PRICE] per share. The total option price of the shares granted is [$VALUE].

Shares in each period will become fully vested on the date shown.

Shares
Vest Type
Full Vest
Expiration


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Miravant Medical Technologies                   Date



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Nida & Maloney                                  Date